INVEST IN **HOUND**

The future of work in veterinary medicine


hound
the future of work in vet med

hound.vet Denver Colorado

Software | Future Of Work | Veterinary | Pet Care | Employee Experience

Highlights

1. 🚨Critically Important: Talent crisis in vet med, and 75M pets without access to care by 2030.
2. 🐶 Industry-Backed: Funded by veterinary angels & workers plus Mars - the world's largest vet group.

2. 🐶 Industry-Backed: Funded by veterinary angels & workers plus Mars - the world's largest vet group.

3. 🌎Diverse Team: Female and minority co-founders, LGBT, plus a cowboy 🤠
4. 🏆Winning Team: Domain experts, 40+ years experience, 3 vetmed exits & all 3 have invested in hound.
5. 💯World Class: Top global pet accelerator alumni, beat incumbent in 6months, new category creators.
6. 🚀Rapid Growth: 2,000+ vet practices and 5,000+ vet med workers using hound since Q4 2021 launch.
7. 👷Proven Engineers: Our dev team built veterinary software acquired by IDEXX (NASDAQ:IDXX).
8. 🔥Hot Market: $275Bn by 2030. We're addressing a $100Bn+ opportunity with $50Bn+ in vet adjacencies.

Our Team



Andrew Luna Founder & CEO

- 10 years of veterinary industry experience - Scaled and sold a group of veterinary practices - Launched a TripAdvisor marketplace in Thailand - Built a 7-figure division as head of sales at a veterinary software company

We have been in this industry for more than a decade. Our best friends, family members, and closest colleagues work in this profession. We also all love our pets, and can't imagine a world in which we can't access care for them. We are building hound to provide needed solutions for people and pets we care deeply about.



Aydan Zeynalova Co-founder & Head of UX/UI

- 10 years of design and product experience - Launched National Geographic franchise in Azerbaijan as international marketing head - Extensive design experience with global brands including RedBull, L'oreal, Nestle, & more - Speaks 5 languages



Austin Huff Co-founder & Head of Growth

- 5 years of software startup experience - Top performer at care.com; HR software which sold for $500M - Launched a new division of a leading multi-national veterinary software company - Sold software to several veterinary consolidators



Austin Villarreal Co-founder & Head of Operations

- 5 years of veterinary industry experience - Managed customer experience teams for a veterinary group - Launched new veterinary hospitals - Scaled a CPG company with a Whole Foods contract and managed all internal processes as director of ops



Caroline Casson Partner at VITALIZE



Jessica Cruz



Larissa Insogna



Gale Wilkinson

Our future of work platform creates greater access to vet care for the 200 million US pets in our homes, and a stronger, sustainable workforce for the 1 million US pet professionals who care for pets.



hound
the future of work in vet med



pet care is booming (and recession-proof)
$100Bn
2020 US pet spending
APPA
$275Bn
2030 US pet spending
Morgan Stanley
200M+ pets
in 90M+ US households, APPA
1M+ vet & pet professionals
in the US alone, BLS



but we have growing workforce problems & pet owner demand
#1
industry pain-point is hiring & retention
95%
employees struggle mentally & financially
72%
of employees want flexible work options
75M pets without access
to necessary care by 2030, Mars Veterinary Health
$50Bn revenue loss by 2030
from staffing & access to care problems



we are building the future of work in vet med
Greater Access to Care
better pet health outcomes
stronger pet owner spending
Stronger Workforce
more people providing more care
increased individual earnings
Healthier Culture
happier teams & customers
more productivity & less costs



improving access to vet care is a $100Bn opportunity
Gig


scout & rally
recruiting & retention
Veterinary practices recruit and retain full-time, part-time, and relief veterinary workers.
Workers
relief shifts
at-home care
Veterinary Practices
at-home care
Owners & Pets
full-time & part-time work relief shifts
at-home care
Employed Veterinary Workers
homelove
at-home vet care
Employed & gig workers provide at-home care for pet owners in partnership with veterinary practices.
200M US pets x $500/yr
$100Bn Opportunity


we are aggregating thousands of workers & practices to launch at-home care
The Future of Work in Veterinary Medicine
2,000+ practices
5,000+ workers
100+ practices
already waitlisted!
30 markets
prepared for pilot
launched Q4 2021
launching Q4 2022
pilots begin 2023
scout™
veterinary recruiting
rally™
veterinary retention
homelove™
veterinary at-home care
$100/user/mo
$500 per sponsored job
10% take rate per relief shift
$500/practice/mo
$500/pet/yr
(service partnered practices' pet base)
(~10,000 pet base per practice)


we have an ambitious, focused vision
$123Bn
Total Pet Spending, 2021
$45Bn
Vet & Pet Care, 2021
$15Bn
TAM
hound
$100M
$50M
$10M
$2M
$200k
2022
2023
2024
2025
2026
B2B SaaS
(Scout & Rally)
+ SaaS-Enabled Marketplace
(Homelove)

Forward looking projections cannot be guaranteed.


we're creating & dominating a new category
Agnostic Talent Platforms
Veterinary Recruiting Platforms
Veterinary Retention Platforms
Veterinary Future of Work Platform
indeed
craigslist
officevibe
AVMA
Retriever
roo
hound
limited features
not for pet care
job posts only
poor experience
limited talent pool
doesn't exist yet
all-in-one recruiting & retention
veterinary at-home care
strengthen veterinary workforce
improve access to care


7% of US practices joined Scout since Q4 2021
Hound is so beautiful and easy to use. Thank you!
Trista
Recruiter, Modern Animal
2,000+ practices
using hound since Q4 2021 launch
5,000+ professionals
using hound since Q4 2021 launch
BondVet
united
small door
Modern Animal
PAZ


we're a team of successful startup operators, investors, and advisors
Andrew Luna
CEO
Aydan Zeynalova
product
Austin Villarreal
operations
Austin Huff
customer experience
top global pet care accelerator
Leap
completed Q2 2022!
category-leading investors
MARS
Veterinary Health
COMPANION FUND
R/GA Ventures
THE MICHELSON 20MM FOUNDATION
successful veterinary advisors
Steven Carter
Co-founder
TeleVet
Fred Dijols
Co-founder
mixlab
team experience
PAZ
vetstoria
Care.com
IDEXX
Tripadvisor
NATIONAL GEOGRAPHIC
MAMMOTH
revgenius


and we're seeking partners to grow with us
$1.8M
seed
now closing
Rally launch
R&D expansion
Marketing growth
$2M+ ARR milestones
Density in 50 metros
Aggregate supply & prepare homelove launch markets
100+ practices already waitlisted for Rally
$700K
pre-seed
oversubscribed, $100k user-funded
initial product release (Scout)
30 cities, 2,000+ practices
5,000+ veterinary professionals


you're awesome
Andrew Luna, CEO
(720) 731 5723
andrew@hound.vet


sparknotes
traction
30 markets, 2,000+ employers, 5,000+ job seekers, & Leap accelerator since Q4 2021
problems
Veterinary talent crisis & worsening access to pet care
solutions
Veterinary future of work platform
market
200M pets in 90M US homes, 1M+ workers, $123Bn booming US pet market
funding
$700k pre-seed oversubscribed; raising $1.8M seed
why
The people of pet care, and our pets they care for, aren't getting the care they need
team
Deep domain expertise, 40+ years' experience, successful startup builders, 3 exits

*We successfully raised another $100k community round through Wefunder as part of our pre-seed. Investor comments from our pre-seed community round and our current seed community round can be seen under the 'what people say' tab.